Exhibit 12

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED SHARE DISTRIBUTIONS
(In Thousands, Except Ratios; Unaudited)

	Six Months Ended	Fiscal Year Ended April 30,
	October 31, 2010	2010	2009	2008	2007	2006
Earnings
Income from continuing operations	$4,052	$5,684	$10,985	$14,948	$14,622	$11,609
Add:
Combined fixed charges and preferred distributions (see below)	35,327	71,497	72,027	66,317	61,280	53,970
Less:
(Income) loss noncontrolling interests – consolidated real estate entities	44	(22)	40	136	26	(484)
Interest capitalized	(33)	(19)	(912)	(506)	(69)	(21)
Preferred distributions	(1,186)	(2,372)	(2,372)	(2,372)	(2,372)	(2,372)
Total earnings	$38,204	$74,768	$79,768	$78,523	$73,487	$62,702

Fixed charges
Interest expensed	$34,108	$69,106	$68,743	$63,439	$58,839	$51,577
Interest capitalized	33	19	912	506	69	21
Total Fixed charges	$34,141	$69,125	$69,655	$63,945	$58,908	$51,598
Preferred distributions	1,186	2,372	2,372	2,372	2,372	2,372
Total Combined fixed charges and preferred distributions	$35,327	$71,497	$72,027	$66,317	$61,280	$53,970

Ratio of earnings to fixed charges	1.12	1.08	1.15	1.23	1.25	1.22
Ratio of earnings to combined fixed charges and preferred distributions	1.08	1.05	1.11	1.18	1.20	1.16